Leo Holdings III Corp

Albany Financial Center, South Ocean Blvd., Suite #507

P.O. Box SP-63158

New Providence, Nassau, The Bahamas

October 18, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Abby Adams
Tim Buchmiller

Re:	Leo Holdings III Corp

Registration Statement on Form S-4, as amended

File No. 333-257997

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Leo Holdings III Corp (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on October 20, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Brooks Antweil, of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3388, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Lyndon Lea
Lyndon Lea
President and Chief Executive Officer